Mail Stop 6010

      July 8, 2005


Mr. Roland PudeIko
Executive Director, Chief Executive Officer and President
Dialog Semiconductor PLC.
Building 15 and 5C
Neue Strasse 95
D-73230 Kirchheim/Teck-Nabern, Germany


	RE:	Dialog Semiconductor PLC
      Form 20-F for Fiscal Year Ended December 31, 2004
		Filed April 15, 2005

Dear Mr. Vegh:

      We have reviewed your filing and have the following comments.
We have limited our review of your filings to the issues we have addressed in our comment. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




Form 20-F for the fiscal year ended December 31, 2004


Financial Statements


Note 2. Summary of Significant Accounting Policies


Revenue Recognition

1. Please tell us and revise future filings to disclose more details of your revenue recognition accounting policy for all significant products and services. The policy should also address rights of return, customer acceptance, sales incentives, post shipment obligations and other special terms or arrangements with distributors that could impact revenue recognition.


Use of Estimates

2. You disclosed that the company increased the useful life of its test equipment from five to eight years. Please tell us and revise future filings to disclose the reasons for the change in estimate and the effect of the change on reported net income/loss.


Note 4. Recovery of Investment

3. We note the recovery of previously written-off investments. Please tell us and revise future filings to include the following additional disclosures:
* Describe the facts and circumstances leading to the investment impairment including the specific events that caused the impairment and when those events occurred;
* The amount written-off in 2001;
* Disclose the method and significant assumptions used to determine the amount written-off and the subsequent amounts recovered.






      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Patrick Enunwaonye, Staff Accountant, at
(202)
551-3645 or me, at (202) 551-3676 if you questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other concerns.


								Sincerely,



								Brian Cascio
								Accounting Branch Chief
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Mr. Roland PudeIko
Dialog Semiconductor PLC
July 8, 2005
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